SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2010

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2010, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 26, 2010, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2010".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 26, 2010   By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary



DRD**GOLD** ▶
L I M I T E D

Report to shareholders for the quarter and
year ended 30 June 2010

GROUP RESULTS

KEY FEATURES FOR THE QUARTER

- Dividend declared of 5 cents per share
- Operating profit of R91.5 million for the quarter
- Headline earnings increased to 23.9 cents per share for the quarter
- No fatalities; continued drive for safety improvement
- Ergo: higher volumes, lower costs improve margin
- Crown/Ergo pipeline goes ahead
- Blyvoor trending towards stability
- Zimbabwe: 80% increase in exploration area

(Incorporated in the Republic of South Africa)

Registration No.1895/000926/06

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

NASDAQ trading symbol: DROOY ("DRDGOLD" or the "Group")

Review of operations		Quarter	Quarter	%	Quarter	**12 months to**	12 months to	%
Group		Jun 2010	Mar 2010	Change	Jun 2009	**30 Jun 2010**	30 Jun 2009	Change
Gold production	oz	**61 632**	62 404	(1)	57 775	**241 194**	247 690	(3)
	kg	**1 917**	1 941	(1)	1 797	**7 502**	7 704	(3)
Gold production sold	oz	**57 293**	62 404	(8)	55 234	**239 427**	245 149	(2)
	kg	**1 782**	1 941	(8)	1 718	**7 447**	7 625	(2)
Cash operating costs	US$ per oz	**1 004**	913	(10)	855	**953**	730	(30)
	ZAR per kg	**244 331**	221 400	(10)	235 499	**233 112**	212 228	(10)
Gold price received	US$ per oz	**1 204**	1 113	8	900	**1 092**	861	27
	ZAR per kg	**292 769**	269 980	8	244 927	**267 292**	250 589	7
Capital expenditure	US$ million	**8.9**	4.2	(112)	13.7	**25.5**	38.4	34
	ZAR million	**67.5**	31.3	(116)	117.3	**193.9**	345.1	44

STOCK

Issued capital

384 884 379 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed:
404 378 780

Stock traded	JSE	NASDAQ*
Average volume for the quarter per day ('000)	481	1 230
% of issued stock traded (annualised)	33	83
Price • High	R4.06	$0.543
• Low	R3.30	$0.407
• Close	R3.41	$0.435

This data represents per share data and not ADS data - one ADS reflects ten ordinary shares

Overview

Dear shareholder

Safety, health and environment

It is very pleasing to report that the Group recorded a quarter free of fatalities. Performance in respect of other key safety measures was varied. Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") recorded a reduction in its Dressing Station Injury Frequency Rate ("DSIFR") but deteriorations in its Disabling Injury Frequency Rate ("DIFR") and Reportable Injury Frequency Rate ("RIFR"). While Crown Gold Recoveries (Pty) Limited ("Crown") RIFR improved, its DSIFR and RIFR deteriorated.

Various operation-specific, mini safety campaigns and audits are continuing throughout the Group's operations.

At Blyvoor, muffling of drilling machines and silencing of fans have been completed. The mine's first 'fogger' system for improved dust control at underground tips has been installed on 38 level, and additional installations have been scheduled.

During the quarter, the Group spent a total of R9.6 million on environmental management issues.

Public debate on the rising levels of acidic water in underground cavities below Johannesburg escalated in recent weeks. DRDGOLD has for some time now played a proactive role in finding a permanent and self-sustainable solution for this issue. We have posted on our website (*www.drdgold.co.za*) a clear summary on the position we hold and our continued role in the matter.

Production

Total gold production for the quarter was 1% lower at 61 632oz, reflecting lower total gold production from Blyvoor (see below). Gold sold was 8% lower at 57 293oz, due to 4 340oz of gold produced during the quarter but not yet sold by Rand Refinery Limited at quarter-end.

Total gold production for the year was 3% lower at 241 194oz. This was as a consequence of lower total gold production for the year from Blyvoor, reflecting the continuing volume recovery from the seismic damage caused to high-grade underground

production areas towards the end of the previous financial year and the wage strike which lasted almost a month.

Reserves and resources

Attributable mineral reserves increased by 21% to 7.3Moz in FY2010. This increase was as a result of the higher gold price used in the mineral reserve calculation together with the expected increase in Crown's deposition capacity as a consequence of the construction of the Crown/Ergo pipeline linking Crown to Ergo's Brakpan deposition site. Attributable mineral resources increased by 6% to 60.0Moz.

The FY2010 reserve and resource information was prepared in compliance with the SAMREC Code by DRDGOLD's designated competent persons, Mr R. Botha and Mr V. Labuschagne, who are both employees of DRDGOLD.

Financial

Total revenue for the quarter was less than 1% lower at R521.7 million. An 8% increase in the average Rand gold price received to R292 769/kg offset the impact of slightly lower gold production. After accounting for total cash operating costs, 9% higher at R468.4 million due mainly to the increase in power costs (see below), total operating profit was 6% lower at R91.5 million. On-going de-risking of the business during the quarter saw the transfer of environmental rehabilitation liabilities in respect of mining rights over the old Durban Roodepoort Deep and West Wits mining licence areas which were disposed of. This reduced the provision for environmental rehabilitation and a consequent credit of R110.9 million increased gross profit by more than 300% to R144.2 million.

The voluntary liquidation of offshore subsidiaries, which were previously the holding companies for various offshore operations, resulted in the foreign translation reserve accumulated over the life of these subsidiaries to be realised as part of the profit of R158.2 million on the disposal of subsidiaries and joint venture. This, together with a reduction in post-retirement employee provisions reported under administration and other general costs, resulted in profit before tax of R290.9 million. After accounting for a deferred tax expense of R55.4 million, net profit after tax was R247.9 million compared with the previous quarter's R12.3 million.

Total revenue for the year was 4% higher than in the previous year at R1 990.5 million due to a 7% increase in the average

Rand gold price received for the year to R267 292/kg. Total operating profit, however, was 4% lower at R271.6 million due to a 7% increase in total cash operating costs to R1 748.8 million. After accounting for higher depreciation, an environmental rehabilitation provision credit and lower retrenchment costs, gross profit from operating activities was 15% higher at R148.7 million. Lower administration expenses and general costs and the afore-mentioned profit on the sale of subsidiaries and joint venture contributed to a 157% increase in profit before tax to R211.6 million. Net profit after tax was 84% higher at R203.3 million.

Exploration and prospecting

In Zimbabwe, the number of claims at Leny has been increased from 16 (covering 253ha) to 46 (covering 454ha). A magnetic survey has been completed in a 50mx50m grid and an induced polarisation survey is currently under way across the entire area of the claims.

Anomalies from these surveys will be used to plan a drilling programme. So far, three target areas have been identified and a drill rig is on site to start the first phase of core drilling.

Some plant and equipment for gold recovery during the exploration phase has been delivered to site and regulatory approval of a site of works plan, an environmental plan and water rights are pending. To date, we have spent R5.2 million on this project.

At Blyvoor, exploration and cover drilling during the quarter under review amounted to 743m.

At Crown, follow-up drilling was done at the 4L2 dump (63 holes) and the 3L42 dump (24 holes). Results confirmed previous grade estimates. Other drilling completed was at Top Star (for the verification of the embankments) and in the southern portion of the 3A2 dump (to confirm grades).

At Ergo, 19 holes were drilled and face sampling at 50m intervals completed on the Elsburg Tailings Complex's 4A48 dump. Results from some 580 samples confirmed the previous valuation, indicating results higher than those achieved in plant sampling.

Corporate activity

During the year, agreement was reached with Mintails SA (Pty) Limited ("Mintails")for the Group to acquire Mintails' 50% stake in Ergo Mining (Pty) Limited (also known as the Ergo Joint Venture) for R82 million (R62 million in cash and the balance in shares in the Witfontein tailings deposition site on the Far West Rand valued at R20 million).

Detailed operational review

Blyvoor

Total gold production was 7% lower at 26 685oz, reflecting a 2% decrease in underground gold production and a 23% decrease in surface gold production.

Underground throughput rose 11% to 185 000t while the average underground yield declined 12% to 3.54g/t, both a consequence of higher volumes mined at the lower-grade No 4

and 6 shafts. Volume recovery at the higher grade No 5 Shaft, damaged by seismic activity in the previous financial year, continues.

Lower surface gold production resulted from a 30% decline in the average surface yield to 0.23g/t, reflecting continued reclamation from the lower-grade No 4 Dam. Surface throughput rose by 8% to 755 000t.

Total cash operating unit costs increased by 24% to R293 034/kg due both to lower gold production and to a R14.1 million increase in power costs, R7.1 million of which was attributable to Eskom's 25% price increase and the balance to its higher winter tariff. Underground cash operating costs were 19% higher at R333 986/kg and surface cash operating costs 39% higher at R140 858/kg.

Operating profit was down substantially from the previous quarter's R29.3 million at R4.6 million due to lower gold production and to higher costs.

Capital expenditure, 13% higher at R19.6 million, was directed towards continuing opening up and development, and towards completion of an upgrade to the refrigeration plant to accommodate the extension of the underground mining footprint westward.

Crown

The Cason surface retreatment operation of East Rand Proprietary Limited ("ERPM") has been incorporated, for reporting purposes, into Crown with effect from the start of the quarter under review. For comparative purposes, the results of the two entities for the previous quarter have been combined.

Total gold production for the quarter was 1% higher at 24 081oz due to a 6% increase in total throughput to 1 760 000t. The average yield was 4% lower at 0.43g/t.

Cash operating unit costs were 3% higher at R211 216/kg, reflecting the impact of Eskom's 25% price increase and higher winter tariff. Operating profit increased by 9%, due mainly to a higher average Rand gold price received.

Capital expenditure, significantly higher at R34 million, was directed towards long-lead items required for the new, 50km pipeline linking Crown's Crown and City Deep plants with Ergo. Construction is under way and scheduled for completion by August 2011 (see below).

Ergo

Gold production rose by 11% to 10 866oz, reflecting a 4% increase in throughput to 3 269 000t. The average yield was maintained at 0.10g/t.

Cash operating unit costs were 10% lower at R198 118/kg due to higher gold production. Operating profit was 85% higher, a consequence both of the increase in gold production and in the average Rand gold price received.

Capital expenditure, 13% higher at R11.4 million, covered ongoing rehabilitation work at the Brakpan tailings deposition site and final infrastructure required to increase maximum throughput from the Elsburg Tailings Complex to 1.2Mtpm.

Dividend

The directors have declared a final dividend of 5 South African cents per ordinary share for the year ended 30 June 2010, which amounts to a total final dividend payout of R19.2 million. The dividend is declared in the currency of the Republic of South Africa.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follow:

	2010
Last date to trade ordinary shares (*cum dividend*)	Friday, 1 October
Ordinary shares trade (*ex dividend*)	Monday, 4 October
Record date	Friday, 8 October
Payment date	Monday, 11 October

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 4 October 2010 and Friday, 8 October 2010, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 11 October 2010.

To holders of American Depository Shares

Each American Depository Share ("ADS") represents ten ordinary shares

	2010
ADSs trade (*ex dividend*) on Nasdaq	Wednesday, 6 October
Record date	Friday, 8 October
Approximate date for currency conversion	Friday, 15 October
Approximate payment date of dividend	Monday, 25 October

Assuming an exchange rate of R7.33/$1, the dividend payable on an ADS is equivalent to 6.82 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Looking ahead

Blyvoor underground is now, for the first time in years, consistently hitting 70 000 underground reef tonnes per month. Our focus will be on further improving key sustainability drivers – enhanced optionality through increased opening and development and creating more-face-length, maintaining current trending in employee efficiency (per capita output) and managing the ore mix carefully so as to reduce our reliance on high grade areas.

The Crown/Ergo pipeline now under construction, by providing two of Crown's plants with access to Ergo's Brakpan deposition site, will allow Crown to restore its maximum deposition capacity to 600 000tpm. Crown's deposition capacity was reduced to 400 000tpm in the previous financial year due to capacity constraints at its Nasrec deposition site. Restored deposition capacity provides the operation with the opportunity to bring to account potential new resources on the Western and Central Witwatersrand, thus increasing production and extending its life.

At Ergo, in the short to medium term at least, the plan is to maintain steady volumes and beat cost targets. With these delivering healthy margins, we can look longer term to improvements in recovered grade from on-going pilot plant work and other research and development initiatives.

In Zimbabwe, where DRDGOLD is a 50% partner with Zimbabwe-owned Chizim Investments (Pvt) Limited in a new gold exploration and mining company to be known as Chizim Gold (Pvt) Limited, exploration will continue at current levels of investment.

Niël Pretorius
Chief Executive Officer
26 August 2010

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), AC 500 standards as issued by the Accounting Practices Board, Schedule 4 of the Companies Act and the requirements of International Accounting Standard 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

KPMG's unmodified review report on condensed consolidated IFRS financial statements contained in this announcement; is available for inspection at the Group's registered office.

Condensed statement of comprehensive income	Quarter	Quarter	Quarter	12 months to	12 months to
	Jun 2010	Mar 2010	Jun 2009	30 Jun 2010	30 Jun 2009
	Rm	Rm	Rm	Rm	Rm
	Unaudited	Unaudited	Unaudited	Reviewed	Reviewed
Gold and silver revenue	521.7	524.0	420.7	1 990.5	1 910.7
Net operating costs	(430.2)	(427.1)	(419.4)	(1 718.9)	(1 628.0)
Cash operating costs	(468.4)	(429.7)	(423.2)	(1 748.8)	(1 635.0)
Movement in gold in process	38.2	2.6	3.8	29.9	7.0
Operating profit	91.5	96.9	1.3	271.6	282.7
Depreciation	(57.7)	(45.2)	(41.6)	(190.8)	(99.2)
Movement in provision for environmental rehabilitation	110.9	(14.6)	(6.2)	88.0	(19.5)
Retrenchment costs	(0.5)	(0.3)	(1.4)	(20.1)	(34.9)
Gross profit/(loss) from operating activities	144.2	36.8	(47.9)	148.7	129.1
Impairments	(6.2)	–	(19.4)	(6.2)	(75.1)
Administration expenses and general costs	(12.0)	(34.1)	(56.5)	(116.6)	(138.3)
Share-based payments	(0.6)	(1.2)	(1.7)	(4.1)	(7.9)
Net gain/(loss) on financial liabilities measured at amortised cost – note 1	6.2	–	(8.8)	6.2	44.0
Recognition of goodwill on purchase of subsidiary	–	–	53.0	–	53.0
Profit on disposal of assets	0.9	11.1	–	13.7	8.3
Profit on disposal of subsidiaries and joint venture – note 2	158.2	–	–	158.2	–
Finance income	7.4	5.5	3.3	27.4	82.5
Finance expenses	(7.2)	(0.5)	(3.2)	(15.7)	(13.3)
Profit/(loss) before taxation	290.9	17.6	(81.2)	211.6	82.3
Income tax	12.4	(8.2)	3.2	(10.3)	(46.2)
Deferred tax	(55.4)	2.9	120.6	2.0	74.6
Profit for the period	247.9	12.3	42.6	203.3	110.7
Attributable to:					
Equity owners of the parent	240.9	9.9	37.2	207.8	129.1
Non-controlling interest	7.0	2.4	5.4	(4.5)	(18.4)
	247.9	12.3	42.6	203.3	110.7
Other comprehensive income					
Foreign exchange translation – note 2	(156.8)	–	10.0	(156.5)	(0.6)
Purchase of subsidiaries and other	–	–	192.9	–	192.9
Market-to-market of available-for-sale investments	5.2	–	(1.1)	5.2	(1.1)
Total comprehensive income for the period	96.3	12.3	244.4	52.0	301.9
Attributable to:					
Equity owners of the parent	88.0	9.9	179.3	55.2	260.6
Non-controlling interest	8.3	2.4	65.1	(3.2)	41.3
	96.3	12.3	244.4	52.0	301.9
Reconciliation of headline earnings/(loss)					
Profit	240.9	9.9	37.2	207.8	129.1
Adjusted for:					
– Impairments	6.2	–	19.4	6.2	75.1
– Goodwill on purchase of subsidiary	–	–	(53.0)	–	(53.0)
– Profit on disposal of assets	(0.9)	(11.1)	–	(13.7)	(8.3)
– Profit on disposal of subsidiaries and joint venture	(158.2)	–	–	(158.2)	–
– Non-controlling interest in headline earnings adjustment	3.5	2.8	(4.4)	6.8	(15.5)
Headline earnings/(loss)	91.5	1.6	(0.8)	48.9	127.4
Headline earnings/(loss) per share-cents	23.9	0.4	(0.2)	12.9	33.8
Basic earnings per share-cents	63.0	2.6	9.8	54.6	34.3
Diluted headline earnings/(loss) per share-cents	23.9	0.4	(0.2)	12.9	33.8
Diluted basic earnings per share-cents	63.0	2.6	9.8	54.6	34.3
Calculated on the weighted average ordinary shares issued of:	382 569 557	380 987 431	377 733 911	380 407 239	376 678 974
Adjusted headline earnings per share-cents	22.3	0.4	2.1	11.2	22.1
(Adjusted for the net gain/(loss) on financial liabilities measured at amortised cost – note 1)					

Note – From time to time DRDGOLD may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentation release, earnings conference calls and otherwise.

Condensed statement of financial position

	As at 30 Jun 2010 Rm Reviewed	As at 31 Mar 2010 Rm Unaudited	As at 30 Jun 2009 Rm Reviewed
Assets			
Property, plant and equipment – note 3	1 863.2	1 730.7	1 737.5
Non-current investments and other assets	48.1	43.0	43.0
Environmental rehabilitation trust funds	126.1	141.4	129.7
Deferred tax asset	140.7	200.3	165.1
Current assets	409.4	464.3	550.5
Inventories	132.6	98.0	93.9
Trade and other receivables	73.6	150.0	88.0
Cash and cash equivalents	188.2	201.3	353.6
Assets classified as held for sale	15.0	15.0	15.0
Total assets	2 587.5	2 579.7	2 625.8
Equity and liabilities			
Equity	1 649.9	1 539.7	1 584.0
Equity of the owners of the parent	1 550.6	1 448.7	1 481.5
Non-controlling interest	99.3	91.0	102.5
Loans and borrowings	59.0	65.1	65.1
Post-retirement and other employee benefits – note 4	13.4	43.4	43.6
Provision for environmental rehabilitation – note 5	420.6	440.4	412.5
Deferred tax liability	168.1	172.4	194.6
Current liabilities	276.5	318.7	326.0
Trade and other payables	276.5	268.7	323.9
Loans and borrowings	–	50.0	2.1
Total equity and liabilities	2 587.5	2 579.7	2 625.8

Condensed statement of changes in equity

	Quarter Jun 2010 Rm Unaudited	Quarter Mar 2010 Rm Unaudited	Quarter Jun 2009 Rm Unaudited	12 months to 30 Jun 2010 Rm Reviewed	12 months to 30 Jun 2009 Rm Reviewed
Balance at the beginning of the period	1 539.7	1 525.9	1 335.7	1 584.0	1 305.5
Share capital issued	13.3	0.3	2.2	28.8	6.3
– for acquisition finance and cash	14.3	–	2.2	29.8	–
– for share options exercised	–	0.2	–	1.1	6.7
– for costs	(1.0)	0.1	–	(2.1)	(0.4)
Increase in share-based payment reserve	0.6	1.2	1.7	4.1	7.9
Profit attributable to equity owners of the parent	240.9	9.9	37.2	207.8	129.1
Profit/(loss) attributable to non-controlling interest	7.0	2.4	5.4	(4.5)	(18.4)
Dividends paid	–	–	–	(19.0)	(37.6)
Other comprehensive income	(151.6)	–	201.8	(151.3)	191.2
Balance as at the end of the period	1 649.9	1 539.7	1 584.0	1 649.9	1 584.0

Condensed statement of cash flows

	Quarter Jun 2010 Rm Unaudited	Quarter Mar 2010 Rm Unaudited	Quarter Jun 2009 Rm Unaudited	12 months to 30 Jun 2010 Rm Reviewed	12 months to 30 Jun 2009 Rm Reviewed
Net cash inflow from operations	154.1	8.3	39.5	53.6	208.4
Net cash outflow from investing activities	(111.1)	(20.2)	(377.3)	(226.4)	(593.3)
Net cash (out)/inflow from financing activities	(55.2)	50.1	156.0	7.8	(85.8)
(Decrease)/increase in cash and cash equivalents	(12.2)	38.2	(181.8)	(165.0)	(470.7)
Translation adjustment	(0.9)	0.3	(10.3)	(0.4)	(21.8)
Opening cash and cash equivalents	201.3	162.8	545.7	353.6	846.1
Closing cash and cash equivalents	188.2	201.3	353.6	188.2	353.6
Reconciliation of net cash inflow from operations					
Profit/(loss) before taxation	290.9	17.6	(81.2)	211.6	82.3
Adjusted for:					
Movement in gold in process	(38.2)	(2.6)	(3.8)	(29.9)	(7.0)
Depreciation and impairment	63.9	45.2	61.0	197.0	174.3
Movement in provision for environmental rehabilitation	(110.9)	14.6	6.2	(88.0)	19.5
Share-based payments	0.6	1.2	1.7	4.1	7.9
Net (gain)/loss on financial liabilities measured at amortised cost	(6.2)	–	8.8	(6.2)	(44.0)
Profit on disposal of assets	(0.9)	(11.1)	–	(13.7)	(8.3)
Recognition of goodwill on purchase of subsidiary	–	–	(53.0)	–	(53.0)
Profit on disposal of subsidiaries and joint venture	(158.2)	–	–	(158.2)	–
Finance expense and unwinding of provisions	4.8	0.4	3.2	10.8	9.8
Growth in Environmental Trust Funds	(2.4)	(2.4)	(2.8)	(9.5)	(12.9)
Other non-cash items	(26.0)	(4.8)	38.5	(25.3)	42.7
Taxation paid	(0.5)	–	(20.2)	(12.6)	(46.9)
Working capital changes	137.2	(49.8)	81.1	(26.5)	44.0
Net cash inflow from operations	154.1	8.3	39.5	53.6	208.4

Notes to financial statements

1. Net gain/(loss) on financial liabilities measured at amortised cost
The net gain/(loss) on financial liabilities measured at amortised cost in the statement of comprehensive income comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Ltd and the DRDSA Empowerment Trust. These preference shares are re-assessed on a quarterly basis and based on the expected future cash flows from DRDGOLD South African Operations (Pty) Limited.

2. Profit on disposal of subsidiaries and joint venture
All DRDGOLD's foreign subsidiaries, which were holding companies of DRDGOLD's foreign operations, have been voluntarily placed into liquidation as at 30 June 2010. A foreign currency translation reserve has accumulated over the life of these foreign subsidiaries. The voluntary liquidation constitutes a disposal and therefore, any accumulated foreign currency translation reserves have been realised in profit and loss.

Also included in the amount of R158.2 million is a R1.5 million profit realised on the disposal of DRDGOLD's 50% interest in Witfontein Mining (Pty) Limited.

3. Asset acquisition of subsidiary
On 21 January 2010 DRDGOLD signed an agreement to acquire, subject to certain suspensive conditions including Competition Commission approval, Mintails' remaining 50% interest in Ergo for a total consideration of R82.1 million; R62.1 million to be settled in cash and the balance in shares in the Witfontein tailings deposition site on the Far West Rand valued at R20 million. On 15 April 2010 Competition Commission approval was obtained and Ergo has been consolidated effective 1 May 2010. The transaction has been treated for accounting purposes as the acquisition of an asset, or group of assets.

4. Post-retirement and other employee benefits
As a result of a project initiated during the year to optimise the synergies of our surface retreatment operations and the resulting possibility of a settlement of existing post retirement medical benefits, we have revised some of the assumptions used in the calculation of this provision. The resulting decrease in the provision for post retirement medical benefits of approximately R30 million has been treated, for accounting purposes, as a change in estimate and is included under administration expenses and general costs.

5. Provision for environmental rehabilitation
The provision for environmental rehabilitation has decreased mainly as a result of the disposal of the old Durban Roodepoort Deep and West Wits mining licenses. The environmental rehabilitation liability transfers along with these mining licenses.

Key operating and financial results (unaudited)

Metric/ZAR			Blyvoor	Crown*	Ergo**	Total Operations
Ore milled (t'000)	Underground	Jun 2010 Qtr	185	–	–	185
		Mar 2010 Qtr	166	–	–	166
		Jun 2010 Ytd	633	–	–	633
	Surface	Jun 2010 Qtr	755	1 760	3 269	5 784
		Mar 2010 Qtr	701	1 656	3 150	5 507
		Jun 2010 Ytd	2 968	7 122	11 867	21 957
	Total	Jun 2010 Qtr	940	1 760	3 269	5 969
		Mar 2010 Qtr	867	1 656	3 150	5 673
		Jun 2010 Ytd	3 601	7 122	11 867	22 590
Yield (g/t)	Underground	Jun 2010 Qtr	3.54	–	–	3.54
		Mar 2010 Qtr	4.01	–	–	4.01
		Jun 2010 Ytd	3.79	–	–	3.79
	Surface	Jun 2010 Qtr	0.23	0.43	0.10	0.22
		Mar 2010 Qtr	0.33	0.45	0.10	0.23
		Jun 2010 Ytd	0.31	0.43	0.09	0.23
	Total	Jun 2010 Qtr	0.88	0.43	0.10	0.32
		Mar 2010 Qtr	1.03	0.45	0.10	0.34
		Jun 2010 Ytd	0.92	0.43	0.09	0.33
Gold produced (kg)	Underground	Jun 2010 Qtr	654	–	–	654
		Mar 2010 Qtr	666	–	–	666
		Jun 2010 Ytd	2 402	–	–	2 402
	Surface	Jun 2010 Qtr	176	749	338	1 263
		Mar 2010 Qtr	228	743	304	1 275
		Jun 2010 Ytd	909	3 092	1 099	5 100
	Total	Jun 2010 Qtr	830	749	338	1 917
		Mar 2010 Qtr	894	743	304	1 941
		Jun 2010 Ytd	3 311	3 092	1 099	7 502
Cash operating costs (ZAR per kg)	Underground	Jun 2010 Qtr	333 986	–	–	333 986
		Mar 2010 Qtr	281 818	–	–	281 818
		Jun 2010 Ytd	324 736	–	–	324 736
	Surface	Jun 2010 Qtr	140 858	211 216	198 118	197 907
		Mar 2010 Qtr	101 539	204 349	220 609	189 841
		Jun 2010 Ytd	108 771	199 135	231 294	189 959
	Total	Jun 2010 Qtr	293 034	211 216	198 118	244 331
		Mar 2010 Qtr	235 841	204 349	220 609	221 400
		Jun 2010 Ytd	265 445	199 135	231 294	233 112
Cash operating costs (ZAR per tonne)	Underground	Jun 2010 Qtr	1 181	–	–	1 181
		Mar 2010 Qtr	1 131	–	–	1 131
		Jun 2010 Ytd	1 232	–	–	1 232
	Surface	Jun 2010 Qtr	33	90	20	43
		Mar 2010 Qtr	33	92	21	44
		Jun 2010 Ytd	33	86	21	44
	Total	Jun 2010 Qtr	259	90	20	78
		Mar 2010 Qtr	243	92	21	76
		Jun 2010 Ytd	244	86	21	77
Gold and silver revenue (ZAR million)		Jun 2010 Qtr	217.0	215.3	89.4	521.8
		Mar 2010 Qtr	241.8	200.2	82.0	524.0
		Jun 2010 Ytd	861.4	834.8	294.3	1 990.5
Operating profit (ZAR million)		Jun 2010 Qtr	4.6	55.1	31.8	91.5
		Mar 2010 Qtr	29.3	50.4	17.2	96.9
		Jun 2010 Ytd	16.3	210.0	45.3	271.6
Capital expenditure (ZAR million)		Jun 2010 Qtr	19.6	34.0	11.4	65.0
		Mar 2010 Qtr	17.4	3.4	10.1	30.9
		Jun 2010 Ytd	79.6	45.8	62.2	187.6

Key operating and financial results (unaudited) (continued)

Imperial/US$			Blyvoor	Crown*	Ergo**	Total Operations
Gold produced (oz)	Underground	**Jun 2010 Qtr**	**21 027**	**–**	**–**	**21 027**
		Mar 2010 Qtr	21 412	–	–	21 412
		Jun 2010 Ytd	77 226	–	–	77 226
	Surface	**Jun 2010 Qtr**	**5 658**	**24 081**	**10 866**	**40 605**
		Mar 2010 Qtr	7 331	23 888	9 773	40 992
		Jun 2010 Ytd	29 226	99 410	35 332	163 968
	Total	**Jun 2010 Qtr**	**26 685**	**24 081**	**10 866**	**61 632**
		Mar 2010 Qtr	28 743	23 888	9 773	62 404
		Jun 2010 Ytd	106 452	99 410	35 332	241 194
Cash operating costs (US$ per oz)	Underground	**Jun 2010 Qtr**	**1 373**	**–**	**–**	**1 373**
		Mar 2010 Qtr	1 163	–	–	1 163
		Jun 2010 Ytd	1 327	–	–	1 327
	Surface	**Jun 2010 Qtr**	**580**	**869**	**815**	**814**
		Mar 2010 Qtr	419	843	909	783
		Jun 2010 Ytd	444	814	945	776
	Total	**Jun 2010 Qtr**	**1 204**	**869**	**815**	**1 004**
		Mar 2010 Qtr	973	843	909	913
		Jun 2010 Ytd	1 085	814	945	953
Gold and silver revenue (US$ million)		**Jun 2010 Qtr**	**28.7**	**28.4**	**11.8**	**68.9**
		Mar 2010 Qtr	32.0	26.6	10.9	69.5
		Jun 2010 Ytd	113.2	109.6	38.7	261.5
Operating profit (US$ million)		**Jun 2010 Qtr**	**0.6**	**7.3**	**4.2**	**12.1**
		Mar 2010 Qtr	3.8	6.7	2.2	12.7
		Jun 2010 Ytd	2.1	27.6	6.0	35.7
Capital expenditure (US$ million)		**Jun 2010 Qtr**	**2.6**	**4.4**	**1.5**	**8.5**
		Mar 2010 Qtr	2.4	0.5	0.9	3.8
		Jun 2010 Ytd	10.5	6.0	8.2	24.7

Cash operating costs reconciliation

R'000 unless otherwise stated		Blyvoor	Crown*	Ergo**	Total Operations
Total cash costs	**Jun 2010 Qtr**	**218 875**	**143 931**	**65 172**	**427 978**
	Mar 2010 Qtr	204 910	156 589	67 580	429 079
	Jun 2010 Ytd	870 947	637 789	264 047	1 772 783
Movement in gold in process	**Jun 2010 Qtr**	**30 894**	**(1 997)**	**9 326**	**38 223**
	Mar 2010 Qtr	(1 691)	2 035	2 238	2 582
	Jun 2010 Ytd	33 767	(9 040)	5 215	29 942
Less: Production taxes, rehabilitation and other	**Jun 2010 Qtr**	**2 150**	**(22 808)**	**6 931**	**(13 727)**
	Mar 2010 Qtr	(11 980)	2 389	2 591	(7 000)
	Jun 2010 Ytd	(4 772)	(6 729)	13 706	2 205
Less: Retrenchment costs	**Jun 2010 Qtr**	**(768)**	**–**	**–**	**(768)**
	Mar 2010 Qtr	25	–	–	25
	Jun 2010 Ytd	10 925	–	–	10 925
Less: Corporate and general administration costs	**Jun 2010 Qtr**	**5 169**	**6 541**	**603**	**12 313**
	Mar 2010 Qtr	4 332	4 404	162	8 898
	Jun 2\010 Ytd	19 673	19 752	1 364	40 789
Cash operating costs	**Jun 2010 Qtr**	**243 218**	**158 201**	**66 964**	**468 383**
	Mar 2010 Qtr	210 842	151 831	67 065	429 738
	Jun 2010 Ytd	878 888	615 726	254 192	1 748 806
Gold produced (kg)	**Jun 2010 Qtr**	**830**	**749**	**338**	**1 917**
	Mar 2010 Qtr	894	743	304	1 941
	Jun 2010 Ytd	3 311	3 092	1 099	7 502
Total cash operating costs (R/kg)	**Jun 2010 Qtr**	**293 034**	**211 216**	**198 118**	**244 331**
	Mar 2010 Qtr	235 841	204 349	220 609	221 400
	Jun 2010 Ytd	265 445	199 135	231 294	233 112
Total cash operating costs (US$/oz)	**Jun 2010 Qtr**	**1 204**	**869**	**815**	**1 004**
	Mar 2010 Qtr	973	843	909	913
	Jun 2010 Ytd	1 085	814	945	953

* Crown includes ERPM's Cason surface retreatment operation.
** With effect from 1 May 2010 Ergo represents 100% of the ErgoGold Joint Venture and 100% of the Ergo JointVenture.

DIRECTORS (*British)(**American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk**

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume; EA Jeneker

Company secretary:
TJ Gwebu

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: www.drdgold.com
1st Floor, Quadrum 1 • Quadrum Office Park •
50 Constantia Boulevard • Constantia Kloof Ext 28 •
Roodepoort • South Africa
PO Box 390 • Maraisburg 1700 • South Africa

Russell and Associates 3589/10